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ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct +1 617 275 8365 Fax

December 17, 2020

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

Office of Chief Accountant

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”)

Combined Information Statement/Prospectus on Form N-14

SEC File No. 333-250068

Dear Mr. Bellacicco and Ms. Hamilton:

This letter responds to the comments provided to me and Antonio Fraone of Dechert LLP in a telephonic discussion on December 8, 2020 with respect to the review of the combined information statement/prospectus filed with the Securities and Exchange Commission (“SEC”) on November 13, 2020 on Form N-14 (the “Combined Information Statement/Prospectus”), which relates to the proposed reorganization of the Goldman Sachs Imprint Emerging Markets Opportunities Fund (the “Acquired Fund”) with and into the Goldman Sachs ESG Emerging Markets Equity Fund (the “Surviving Fund,” and together with the Acquired Fund, the “Funds”) (the “Reorganization”). We have reproduced the comments below, followed by the Registrant’s responses. Undefined capitalized terms used below have the same meanings attributed to such terms in the Combined Information Statement/Prospectus.

Division of Investment Management Comments

General

1.

Comment: Please respond to our comments in writing and file the responses as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by the Registrant’s response, please provide revised disclosure with your letter. Please allow the SEC staff (the “Staff”) sufficient time to review the Registrant’s response prior to filing the 497 filing.

Mr. Christopher Bellacicco Ms. Lauren Hamilton December 17, 2020 Page 2

Response: We acknowledge the comments and have addressed them accordingly.

Information Statement/Prospectus (Part A)

2.

Comment: The “INTRODUCTION – Background to the Reorganization?” section states that “it is possible that the total annual fund operating expenses of certain share classes of the Surviving Fund may be higher than the total annual fund operating expenses of the corresponding share class of the Acquired Fund, based in part on the asset size of the Surviving Fund at that time.” Under Rule 17a-8, a shareholder vote for a merger is not required if there are no material differences in the management fee arrangement. Please explain supplementally why potentially higher total operating expenses for certain share classes is not a material difference.

Response: Rule 17a-8(3)(ii) states that “[n]o advisory contract between the Merging Company and any investment adviser thereof is materially different from an advisory contract between the Surviving Company and any investment adviser thereof, except for the identity of the investment companies as a party to the contract.” The Registrant respectfully notes that differences in total annual fund operating expenses are not differences in the advisory contract. The Registrant also respectfully notes that the management fee rates for the Surviving Fund are lower than the corresponding rates for the Acquired Fund at all breakpoints. While it is possible that the total annual fund operating expenses of certain share classes of the Surviving Fund may be higher than the total annual fund operating expenses of the corresponding share class of the Acquired Fund following the potential expiration of the expense reimbursement agreement (which would occur one year after the Closing Date), the Registrant expects that the total annual fund operating expense ratio for each class of the Surviving Fund will be lower than the total annual fund operating expense ratio of the corresponding share class of the Acquired Fund immediately after the consummation of the Reorganization.

3.

Comment: Under “INTRODUCTION – Why did the Board approve the Reorganization?”, please update the disclosure to include information on any “drawbacks” of the Reorganization that the Board considered to ensure the disclosure is fair and balanced.

Response: The Registrant believes the disclosure referenced above adequately reflects the Board’s considerations of the Reorganization. For this reason, the Registrant respectfully declines to make any changes in response to this comment.

Mr. Christopher Bellacicco Ms. Lauren Hamilton December 17, 2020 Page 3

4.

Comment: The “INTRODUCTION – Why did the Board approve the Reorganization?” section states that “The Reorganization may provide enhanced opportunities to realize greater efficiencies in the form of lower total operating expenses over time and also would enable the combined Fund to be better positioned for asset growth.” Please reconcile this disclosure with the disclosure noted in Comment 2.

Response: Please see the response to Comment 2, above.

5.

Comment: Under “INTRODUCTION – Where can I get more information?”, please include a hyperlink for any documents that are incorporated by reference as required by the 2015 Fixing America’s Surface Transportation Act (the “FAST Act”) and related rule and form requirements.

Response: The Registrant has revised the disclosure accordingly.

6.

Comment: The introductory paragraph in “The Funds’ Fees and Expenses” section states that each Fund’s expenses are based upon the financial statements contained in the Funds’ semi-annual report for the six months ended April 30, 2020. Please confirm that the fees disclosed in the Funds’ fee and expense tables reflect “current fees” in accordance with Item 3(a) of Form N-14 or revise the tables accordingly.

Response: The Registrant confirms that the fees disclosed in the Funds’ fee and expense tables reflect “current fees” in accordance with Item 3(a) of Form N-14. The Funds further note that the expenses of each Fund disclosed in the Funds’ fee and expense tables are based upon the financial statements contained in the Funds’ semi-annual report for the six months ended April 30, 2020, which are the Funds’ most recent financial statements that are currently available. The Funds further note that because the Funds are currently subject to expense limitation arrangements, the net total expense ratios of the Funds for the twelve month period ended October 31, 2020 are expected to be the same as the corresponding ratios of the Funds for the six months ended April 30, 2020.

7.

Comment: In the “The Funds’ Fees and Expenses” section, please revise the Class P Shares’ fee table to (1) disclose whether there are any shareholder fees (such as sales charges); and (2) disclose components of “Other Expenses” for consistency with the other share classes’ tables.

Response: The Registrant has revised the disclosure accordingly.

Mr. Christopher Bellacicco Ms. Lauren Hamilton December 17, 2020 Page 4

8.

Comment: Please provide an analysis in your response letter regarding which participant in the Reorganization should be the accounting survivor, pursuant to the factors outlined in the North American Securities Trust no-action letter (Aug. 5, 1994) (“NAST Letter”).

Response: In the NAST Letter, the Staff indicated that to determine the accounting survivor in a fund reorganization, the attributes of the participating funds should be compared with those of the surviving fund to determine which of the participants the surviving fund will most closely resemble. The Staff articulated five key factors that should be considered when making this comparison (the “NAST Factors”): (1) investment advisers; (2) investment objectives, policies and restrictions; (3) expense structures and expense ratios; (4) asset size; and (5) portfolio composition.

Investment Advisers. Goldman Sachs Asset Management, L.P. (“GSAM”) is the investment adviser to each Fund. Each Fund has the same portfolio management team, which consists of Basak Yavuz, Managing Director and Hiren Dasani, Managing Director, who have managed the Surviving Fund since 2018 and the Acquired Fund since September 30, 2020. Both are expected to continue to manage the combined Fund upon the consummation of the Reorganization.

Investment Objectives, Policies and Restrictions. The combined Fund will be managed in accordance with the investment objectives, policies and fundamental investment restrictions of the Surviving Fund. The similarities and differences in the principal investment strategies of each Fund are highlighted in the Combined Information Statement/Prospectus under “Summary – Comparison of the Acquired Fund with the Surviving Fund.” The similarities and differences between the fundamental investment restrictions of the Surviving Fund and Acquired Fund are described in the Combined Information Statement/Prospectus under “Fundamental Investment Policies of the Funds.”

Expense Structures and Expense Ratios. The expense structure of the combined Fund will be that of the Surviving Fund, since all of its contracts with service providers will remain in place following the Reorganization. As indicated in the Combined Information Statement/Prospectus under “Introduction – Questions and Answers – How will the Reorganization affect the fees to be paid by the Acquiring Fund, and how do they compare with the fees paid by the Acquired Fund,” the combined Fund would have, on a pro forma basis, (1) total annual fund operating expenses for each of its share classes that are expected to be lower than those of the corresponding share classes of the Acquired Fund prior to the Reorganization, and (2) net annual fund operating expenses for each of its share classes that are expected to be the lower than those of the corresponding share classes of the Acquired Fund prior to the Reorganization, after taking into account applicable expense reimbursements that GSAM has agreed to implement for all share classes of the Surviving Fund until one year after the Closing Date. The effective management fee rates for the combined Fund are expected to be lower than the effective management fee rates of the Acquired Fund but equal to the effective management fee rates for the Surviving Fund (based on average net assets for the twelve months ended October 31, 2020).

Mr. Christopher Bellacicco Ms. Lauren Hamilton December 17, 2020 Page 5

Asset Size. As of October 31, 2020, the Acquired Fund had net assets of approximately $21.5 million, while the Surviving Fund had net assets of approximately $9.2 million.

Portfolio Composition. As of October 31, 2020, 25% of the Acquired Fund’s assets were invested in securities that were also held by the Surviving Fund, and 40% of the Surviving Fund’s assets were invested in securities that were also held by the Acquired Fund. In addition, in connection with the Reorganization, it is currently expected that a portion of the Acquired Fund’s portfolio assets (approximately 80%) will be sold prior to the consummation of the Reorganization Accordingly, the portfolio composition of the combined Fund is expected to more closely resemble that of the Surviving Fund than that of the Acquired Fund.

Other Factors. The Board of Trustees of the Acquiring Fund is the same as that of the Surviving Fund. In addition, the inception dates of the Acquiring Fund and Surviving Fund are February 28, 2011 and May 31, 2018, respectively.

The Funds believe that, on balance, the NAST Factors support the determination that the Surviving Fund should be the accounting survivor in the Reorganization.

9.	Comment: Please discuss whether there are any material differences between the rights of shareholders of the Funds as required by Item 4(a)(5) of Form N-14.

Response: The Registrant hereby confirms that there are no material differences between the rights of shareholders of the Funds. The Registrant has revised the disclosure accordingly to reflect this confirmation. The revised disclosure is provided below.

Material Differences in the Rights of Fund Shareholders

The Funds are each a series of the Trust. Accordingly, the operations of each Fund are governed by the Trust’s Declaration of Trust and Amended and Restated By-Laws, each as amended. The operations of each Fund are also governed by applicable Delaware law and are subject to the provisions of the 1940 Act and the roles and regulations of the SEC thereunder. Each Fund offers the same classes of shares, except that the Surviving Fund also offers Class R shares. Class R shares are not involved in the Reorganization. Shareholders of Class A, Class C, Institutional, Investor, Class R6, and Class P Shares, respectively, of the Acquired Fund will receive shares of the corresponding class of the Surviving Fund, which will have substantially

Mr. Christopher Bellacicco Ms. Lauren Hamilton December 17, 2020 Page 6

identical legal characteristics as the corresponding shares of the Acquired Fund with respect to such matters as voting rights, accessibility, conversion rights, and transferability. Each Fund is organized as a series of a Delaware statutory trust. There are no material differences between the rights of shareholders of a class of shares of the Acquiring Fund and shareholders of a corresponding class of the Surviving Fund.

Office of Chief Accountant Comments

Information Statement/Prospectus (Part A)

10.

Comment: Please provide an analysis in your response letter regarding which participant in the Reorganization should be the accounting survivor, pursuant to the factors outlined in the North American Securities Trust no-action letter (Aug. 5, 1994) (“NAST Letter”).

Response: Please see the response to Comment 8, above.

11.

Comment: Under “INTRODUCTION – How will the Reorganization affect me?”, the disclosure indicates that approximately 80% of the Acquired Fund’s portfolio assets will be sold prior to the Reorganization based on assets as of April 30, 2020. Please update the disclosure to reflect information as of October 31, 2020.

Response: The Registrant confirms that 80% of the Acquired Fund’s portfolio assets will be sold prior to the Reorganization based on assets as of October 31, 2020. The Registrant has revised the disclosure accordingly.

12.

Comment: Under “INTRODUCTION – How will the Reorganization affect me?”, please update the disclosure to reflect that brokerage and other transaction costs, including trading taxes will be covered by GSAM, as is disclosed in other areas of the Combined Information Statement/Prospectus.

Response: The Registrant has revised the disclosure accordingly.

13.

Comment: The introductory paragraph in “The Funds’ Fees and Expenses” section states that each Fund’s expenses are based upon the financial statements contained in the Funds’ semi-annual report for the six months ended April 30, 2020. Please confirm that the fees disclosed in the Funds’ fee and expense tables reflect “current fees” in accordance with Item 3(a) of Form N-14 or revise the tables accordingly.

Mr. Christopher Bellacicco Ms. Lauren Hamilton December 17, 2020 Page 7

Response: The Registrant confirms that the fees disclosed in the Funds’ fee and expense tables reflect “current fees” in accordance with Item 3(a) of Form N-14. The Funds further note that the expenses of each Fund disclosed in the Funds’ fee and expense tables are based upon the financial statements contained in the Funds’ semi-annual report for the six months ended April 30, 2020, which are the Funds’ most recent financial statements that are currently available. The Funds further note that because the Funds are currently subject to expense limitation arrangements, the net total expense ratios of the Funds for the twelve month period ended October 31, 2020 are expected to be the same as the corresponding ratios of the Funds for the six months ended April 30, 2020.

14.

Comment: The Summary Prospectuses for the Acquired Fund and Surviving Fund, dated February 28, 2020, disclose that there were 2 basis points and 7 basis points, respectively, of acquired fund fees and expenses for each share class. Please explain supplementally why the respective acquired fund fees and expenses were excluded from the Funds’ Fees and Expenses Table and revise accordingly.

Response: Acquired fund fees and expenses are based upon the financial statements contained in the Funds’ semi-annual report for the six months ended April 30, 2020. During this period, acquired fund fees and expenses did not exceed the threshold under Instruction 3(f)(i) of Item 3 of Form N-1A during the period, and therefore disclosure of such fees and expenses as a separate line item in each Fund’s “Annual Fund Operating Expenses” table is not required.

15.

Comment: The Staff notes that the fee table indicates that “All Other Expenses” of Class A shares of the Acquired Fund equaled 2.24% and the amount of the expense limitation equaled 1.91%, which results in approximately 0.33% of net “All Other Expenses”. The Staff further notes that the Acquired Fund limits “Other Expenses” to 0.164% of the Acquired Fund’s average daily net assets. The Staff also notes that the fee table indicates that “All Other Expenses” of Class A shares of the Surviving Fund equaled 4.09% and the amount of the expense limitation equaled 3.84%, which results in approximately 0.25% of net “All Other Expenses”. The Staff further notes that the Surviving Fund limits “Other Expenses” to 0.124% of the Surviving Fund’s average daily net assets and waives a portion of its transfer agency fee (a component of “Other Expenses”) equal to 0.04% as an annual percentage rate of the average daily net assets. Please explain supplementally for each Fund why net “All Other Expenses” exceeds 0.164% and 0.124%, respectively.

Response: The Registrant notes that each Fund’s net “All Other Expenses” exceeds the amount of its expense limitation arrangement because of the Fund’s transfer agency fees, which are explicitly excluded from the Funds’ expense limitation arrangements.

Mr. Christopher Bellacicco Ms. Lauren Hamilton December 17, 2020 Page 8

16.	Comment: With respect to the Acquired Fund’s expense example for Class P Shares for the 10-Year period, please confirm or update the figure.

Response: The Registrant has revised the disclosure accordingly.

Statement of Additional Information (Part B)

17.

Comment: The “PRO FORMA FINANCIAL STATEMENTS” section states that “The unaudited pro forma information set forth below for the 12-month period ended April 30, 2020 is intended to present ratios and supplemental data as if the Reorganization had been consummated at April 30, 2020.” Please revise this disclosure to reflect May 1, 2019 as date of the consummation of the Reorganization as required by Regulation S-X Rule 11-02(c)(2). Please also confirm the pro forma information properly reflects this 12-month period.

Response: The Registrant has revised the disclosure accordingly.

18.	Comment: Under “PRO FORMA FINANCIAL STATEMENTS”, please update the table disclosing adjustments to include management fees.

Response: The Registrant has revised the disclosure accordingly. The revised disclosure is provided below.

Increase (Decrease)
Management Fees	$(23,476)

19.

Comment: Under “PRO FORMA FINANCIAL STATEMENTS”, please update the section to include disclosure relating to capital loss carryforwards and whether those capital loss carryforwards are subject to expirations or limitations.

Response: The Registrant has revised the disclosure accordingly. The revised disclosure is provided below.

Federal income tax law permits a regulated investment company to carry forward indefinitely its net capital losses. As of April 30, 2020 the Acquired Fund had capital loss carry forwards of $58,548,813. Additionally, as of April 30, 2020, the Surviving Fund had capital loss carry forwards of $244,352. The amount of the Funds’ capital loss carryovers as of the date of the Reorganization may differ substantially from these amounts. The Surviving Fund’s ability to use the capital loss carryovers of the Acquired Fund, if any, to offset gains of the Surviving Fund in a given tax year after the Reorganization may be limited by loss limitation rules under Federal tax law. The impact of those loss limitation rules will depend on the relative sizes of, and the losses and gains in, the Funds at the time of the Reorganization and thus cannot be calculated precisely at this time.

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The ability of the Surviving Fund to use capital losses to offset gains (even in the absence of the Reorganization) depends on factors other than loss limitations, such as the future realization of capital gains or losses.

20.

Comment: The “PRO FORMA FINANCIAL STATEMENTS” section states that “No significant accounting policies will change as a result of the Reorganization.” Please confirm whether any significant valuation policies will change as a result of the Reorganization and revise the disclosure accordingly.

Response: The Registrant hereby confirms that the valuation policies will not change as a result of the Reorganization. The Registrant has revised the disclosure accordingly. The revised disclosure is provided below.

No significant accounting or valuation policies will change as a result of the Reorganization. For financial statement purposes, the Surviving Fund will be the accounting survivor of the Reorganization.

*        *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Lindsey Edwards, Goldman Sachs Asset Management, L.P.

Brenden Carroll, Dechert LLP